SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Viskase Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29403700

(CUSIP Number)

Steven L. Gevirtz
Katana Capital Advisors LLC
Katana Fund LLC
(formerly known as Peritus Capital Partners LLC)

1859 San Leandro Lane
Santa Barbara, CA 93108

805-565-2232

Timothy J. Gramatovich
Peritus Capital Partners LLC

315 East Canon Perdido
Santa Barbara, CA 93101

805-882-9169

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2000

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. 1

SCHEDULE 13D/A

CUSIP NO. 29403700

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Katana Fund LLC, formerly known as Peritus Capital Partners, LLC I.D. # 77-0493842

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X] (b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-1,996,052

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-1,996,052

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,996,052

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%

14 TYPE OF REPORTING PERSON

OO

Schedule 13D/A CUSIP NO. 29403700

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Peritus Asset Management, Inc. I.D. # 94-3174137

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X] (b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-449,833

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-449,833

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

449,833

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14 TYPE OF REPORTING PERSON

IA

SCHEDULE 13D/A CUSIP NO. 29403700

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Katana Capital Advisors, LLC I.D. # 77-0538075

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-1,996,052

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-1,996,052

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,996,052

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%

14 TYPE OF REPORTING PERSON

IA

This Statement, which is being filed by Katana Capital Advisors LLC, Katana Fund LLC (formerly known as Peritus Capital Partners LLC) and Peritus Asset Management, Inc. constitutes Amendment Number Two to the Schedule 13D originally filed with the Securities and Exchange Commission on March 17, 2000 (the "Schedule 13D"). The Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Viskase Companies, Inc., a Delaware Corporation (the "Company").

Item 2. Identity and Background

Effective July 1, 2000, Peritus Capital Partners, LLC has changed its name to Katana Fund LLC, and its address changed to 1859 San Leandro Lane, Santa Barbara, CA 93108.

Also effective July 1, 2000, Peritus Asset Management, Inc. resigned as the manager of Katana Fund LLC. Katana Capital Advisors, LLC, a California limited liability company whose business address is 1859 San Leandro Lane, Santa Barbara, CA 93108 and who is principally occupied as an investment advisor, became the new manager of Katana Fund LLC.

Item 5.Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following:

As of June 29, 2000, the date of the earliest event which requires the filing of this Amendment to Schedule 13, Peritus Capital Partners, LLC ("PCP") beneficially owned 1,996,052 shares, representing 13.3% of the total outstanding shares of the class of securities identified pursuant to Item 1 and Peritus Asset Management, Inc. ("PAMI") beneficially owned 2,445,885 shares, representing 16.2% of the total outstanding shares of the class of securities identified in Item 1.

Effective July 1, 2000, upon and as a result of the transfer of management of Katana Fund LLC (formerly PCP) from PAMI to Katana Capital Advisors, LLC, Katana Capital Advisors, LLC became the beneficial owner of 1,996,052 shares, representing 13.3% of the total outstanding shares of the class of securities identified in Item 1.

Effective July 1, 2000, PAMI ceased to be the beneficial owner of shares owned by Katana Fund LLC (formerly PCP) and, as a result, beneficially owned 449,833 shares representing 3.0% of the total outstanding shares of the class of securities identified pursuant to Item 1.

The stated percentages are based on 15,058,439 shares of the Common Stock of the Company outstanding as of November 10, 1999, as reported in the Company's quarterly report on Form 10-Q filed November 15, 1999.

Trade Blotter

DATE            BUYER/SELLER   NUMBER OF SHARES  PRICE PER      TYPE OF
                                                 SHARE          TRANSACTION*

6/13/2000       PCP-Buy         100,000          $2.25          OM
6/29/2000       PCP-Buy         200,000          $2.31          OM
6/29/2000       PCP-Buy          50,000          $2.31          OM

*Note: OM= Open Market Transaction

2

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Dated: July 1, 2000

KATANA FUND LLC, formerly known as PERITUS CAPITAL PARTNERS, LLC

By: Katana Capital Advisors, LLC, Manager

By: /s/ _______________________________________________

Steven L. Gevirtz, President

PERITUS ASSET MANAGEMENT, INC.

By: /s/ ______________________________________________

Timothy J. Gramatovich, President

KATANA CAPITAL ADVISORS, LLC

By: /s/ ______________________________________________

Steven L. Gevirtz, President

EXHIBIT INDEX

Exhibit
Number     Description
------     -----------

 1         Joint Filing Agreement, dated July 1, 2000,
           among the Reporting Persons.
________